UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

THE FINISH LINE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

317923100
(CUSIP Number)

JD Sports Fashion plc
Hollinsbrook Way, Pilsworth Bury
Lancashire BL9 8RR
United Kingdom
212-336-2301
Gary J. Simon, Esq.
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
212-837-6000
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JD SPORTS FASHION PLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable (see Item 3 below)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
2,670,248 (See Note 1)

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,670,248 (See Item 5 below)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2% (See Note 2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The Reporting Person does not own any shares of common stock (“Shares”) of the Issuer, as defined below. However, because the Reporting Person is a party to the Support Agreement (as defined below), the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 2,670,248 Shares deemed beneficially owned pursuant to Rule 13d-3 (“Rule 13d-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the matters covered by the Support Agreement. Pursuant to Rule 13d-4 (“Rule 13d-4”) under the Exchange Act, the Reporting Person disclaims all such beneficial ownership.

(2)
Calculation of percentage based on 41,298,819 Shares issued and outstanding as of March 23, 2018, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement (as defined below).

Item 1.	Security and Issuer.

This statement relates to shares of common stock (the “Shares”) of The Finish Line, Inc., an Indiana corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 3308 North Mitthoeffer Road, Indianapolis, Indiana 46235.

Item 2.	Identity and Background.

(a)	The person filing this statement is JD Sports Fashion plc, a company incorporated in England and Wales (the “Reporting Person”).

(b)	The Reporting Person’s business address is Hollinsbrook Way, Pilsworth Bury, Lancashire BL9 8RR, United Kingdom.

(c)	The principal business of the Reporting Person is as the leading retailer of sports, fashion and outdoor brands.

(d)
During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	N/A

Item 3.	Source or Amount of Funds or Other Consideration.

On March 25, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Reporting Person and Genesis Merger Sub, Inc., an Indiana corporation and wholly-owned subsidiary of the Reporting Person (the “Merger Sub”). The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of the Reporting Person. At the effective time of the Merger, each issued and outstanding Share of the Issuer (other than shares of common stock of the Issuer held by the Issuer in treasury or owned by any subsidiary of the Issuer, the Reporting Person, Merger Sub, or any other subsidiary of the Reporting Person) will automatically be converted into the right to receive $13.50 in cash (the “Merger Consideration”), which will be funded by the Reporting Person out of working capital.

Concurrently with the entry into the Merger Agreement on March 25, 2018, Glenn S. Lyon, Torrence Boone, William P. Carmichael, Richard P. Crystal, Faisal Masud, Stephen Goldsmith, Catherine A. Langham, Samuel M. Sato, Melissa Greenwell and Edward W. Wilhelm (the “Support Agreement Holders”), being all of the members of the board of directors of the Issuer and certain executive officers of the Issuer that are holders of Shares, solely in their capacities as Issuer shareholders, entered into a Voting and Support Agreement (the “Support Agreement”) with the Reporting Person, pursuant to which the Support Agreement Holders agreed, among other things, to vote all of their Shares in favor of the approval of the Merger Agreement at the special meeting of the Issuer’s shareholders called to approve the Merger Agreement. The Support Agreement will automatically terminate upon the termination of the Merger Agreement in accordance with its terms, including upon a termination of the Merger Agreement by the Issuer pursuant to the Issuer’s termination rights in the Merger Agreement, or upon any material modification or amendment to the Merger Agreement that materially reduces the Merger Consideration payable to the Issuer’s shareholders (other than in connection with an Issuer material adverse effect).

The foregoing descriptions of the Merger Agreement and the Support Agreement set forth in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Support Agreement, which are incorporated by reference as Exhibit A and Exhibit B, respectively.

Item 4.	Purpose of Transaction.

The response in Item 3 above is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)
and (b). The response of the Reporting Person to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein. As of the date hereof, the Reporting Person does not own any Shares. However, because of the obligations under the Support Agreement, the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 2,670,248 Shares deemed beneficially owned for purposes of Rule 13d-3 in favor of the approval of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement.

The Shares subject to the Support Agreement represent 6.2% of the outstanding Shares, based on a total of 41,298,819 Shares outstanding as of March 23, 2018, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement, all determined in accordance with Rule 13d-3.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the Shares. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(c)
Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Support Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has effected any transaction in the Shares during the past 60 days.

(d)
The Reporting Person has no right to receive dividends from, or the proceeds from the sale of, any Shares subject to the Support Agreement. The Reporting Person will have no pecuniary interest in Shares unless and until the transactions contemplated by the Merger Agreement are consummated.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Merger Agreement and the Support Agreement in Item 3 are hereby incorporated into this Item 6 by reference. The copy of the Merger Agreement included as Exhibit A and the copy of the Support Agreement included as Exhibit B are incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

Exhibit A
Agreement and Plan of Merger by and among JD Sports Fashion plc, Genesis Merger Sub, Inc., and The Finish Line, Inc. dated as of March 25, 2018. Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on March 26, 2018 (the “Form 8-K”).

Exhibit B
Voting and Support Agreement by and among JD Sports Fashion plc, Genesis Merger Sub, Inc., and certain Shareholders of The Finish Line, Inc. dated as of March 25, 2018. Incorporated by reference to Exhibit 10.1 to the Form 8-K.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JD SPORTS FASHION PLC

/s/ Brian Small
Name

Chief Financial Officer
Title

April 4, 2018
Date

Annex A
Directors and Executive Officers of Reporting Person

The name and citizenship of each director and executive officer of the Reporting Person are set forth below. The business address of each person listed below is Hollinsbrook Way, Pilsworth Bury, Lancashire BL9 8RR United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

Name and Position	Present Principal Occupation[1]

Directors
Martin Davies, Non-Executive Director	Chairman, Sentric Music Limited
Andrew Leslie, Non-Executive Director	Retired
Heather Jackson, Non-Executive Director	Managing Director, Actinista 2016 Limited
Andy Rubin, Non-Executive Director	Chairman, Pentland Brands; Director, Pentland Group plc

Executive Officers
Peter Cowgill, Executive Chairman
Brian Small, Chief Financial Officer

(1) The business address of each person is JD Sports Fashion plc, Hollinsbrook Way, Pilsworth Bury, Lancashire BL9 8RR, United Kingdom. Each person is a citizen of the United Kingdom.